FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Announcement for Debentures redemption October 2004	3

NOTIFICATION OF SIGNIFICANT EVENT

Telefónica S.A., as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby in writing

REPORTS

That further to information published on September 28th, 2004, Telefónica, S.A. states that publication in the Official Gazette of the Spanish Companies Registry (Boletín Oficial del Registro Mercantil Español) of the announcement for the redemption of debentures envisaged in the Prospectus for the Debentures Issue "October 2004 C" (ISIN code ES0278430907), registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on September 30th, 1993, shall not be possible. This announcement shall, however, be published in a newspaper with national coverage in Spain.

Madrid, October 8th, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 8th, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors